March 16, 2006

By U.S. mail and facsimile to (702) 294-3873

Anders A. Suarez
Chief Financial Officer
Amerityre Corporation
1501 Industrial Road
Boulder City, NV 89005

	RE:	Amerityre Corporation
		Form 10-KSB for the fiscal year ended June 30, 2005
		Filed September 16, 2005

		Form 10-Q for the quarter ended December 31, 2005
		File No. 0-50053

Dear Mr. Suarez:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended June 30, 2005

General

1.  	Please note and update your commission file number in future filings.  We note that your file number in EDGAR is 000-50053.

2.  	Please tell us your basis for determining that you were
eligible
to remain in the S-B system in fiscal 2005. As part of your response, please provide us with your calculation of your public float for fiscal 2002, 2003, and 2004.

Item 6.  Management`s Discussion and Analysis, page 11

3.  	In future filings, please disclose the material implications of
uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements. At a minimum, these disclosures should discuss the uncertainties surrounding your accounting for impairment charges and stock options, if material, and include the disclosure of the following:
* specifically name the assumptions associated with each critical accounting policy, how you arrived at the estimate used in the financial statements, and why the assumptions bear risk of change;
* whether and how the estimate/assumption is reasonably likely to change in the future;
* your specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect, through quantitative and qualitative disclosure.
   Refer to SEC Release No. 33-8350 and 33-8040.

Item 8A.  Controls and Procedures, page 19

4.  	For your Form 10-KSB for the year ended June 30, 2005, we
note
your disclosure on page 19 that your chief executive officer and chief financial officer believe your disclosure controls and procedures are effective. We have the following comments:
* In future filings, please revise your reference to the Exchange
Act
Rules to refer to Rule 13a-15(e) and Rule 15d-15(e).
* You state that there were no changes in your internal controls or changes in other factors that could affect these controls subsequent to the date of their evaluation. Please be advised that Item 308(c)
of Regulation S-B requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules
13a-15 or 15d-15 that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm to us that there were no changes in your internal controls over financial reporting during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In addition, please revise your disclosures in future filings to comply with Item 308(c).


Financial Statements, page 34

Balance Sheet, page 35

5.  	We note that you deferred $1 million of stock offering costs in
the quarter ended September 30, 2004. It appears that these costs relate to an offering that was completed in February 2006, at least
17 months later. Please tell us (1) the nature of the advisory services you received, (2) your basis for recognizing $6.1 million of costs related to these services in the quarter ended September 30, 2004, and (3) your basis for deferring $1 million of stock offering costs, in light of SAB Topic 5:A, which indicates that deferred costs associated with offerings delayed by more than 90 days should be recognized in the income statement.

Note 1 - Organization and Summary of Significant Accounting
Policies,
page 42

6. We note your disclosures regarding your patents and trademarks and have the following comments:
* Please tell us and disclose, in future filings, the amount of patents which are pending and not being amortized.
* We note your history of net losses and cash outflows from operations. Please explain, in detail, the factors you considered in determining that your patents and trademarks are not impaired.

Note 3 - Stock Transactions, page 48

7. We note that some of your options were exercised in a cashless manner during fiscal 2005. Please tell us the following:
* Whether your employee option plans specifically permit cashless exercise.
* Whether cashless exercise is at the discretion of the employee or you.
* If cashless exercise is at the employee`s discretion, the number of employee options at June 30, 2005, that permit cashless exercise at the employee`s discretion.
* Whether cashless option exercise is executed through a broker. Please refer to issue 48 of EITF 00-23.

Form 10-Q for the period ended December 31, 2005

Financial Statements

Note 2 - Stock Options

8.  	You state that the 625,000 options issued to your employees
during each of the quarters ended September 30, 2005 and December
31,
2005, are accounted for under APB 25 and that no compensation expense was recognized. However, we note your disclosure on page 45 in your
Form 10-KSB for the year ended June 30, 2005 that you will adopt
SFAS
123R for the first fiscal quarter of 2006; that is, September 30, 2005, which is consistent with the compliance dates in SEC Release No. 33-8568. As these options appear to be new awards issued after the effective date, under SFAS 123R, you are required to measure and recognize compensation expense for all stock-based payments at fair value. Please advise.

9.  We refer you to your pro forma SFAS No. 123 disclosures.
Please
tell us why your accounting under SFAS No. 123 resulted in no additional expense, as compared to your accounting under APB No.
25.

Management`s Discussion and Analysis, page 13

Results of Operations, page 15 and Liquidity and Capital
Resources,
page 16

10. 	We have considered the discussion and analysis currently
provided in the results of operations section, as well as the liquidity section. Given your decreasing gross margins and negative cash from operating activities, and in light of the going concern comment above, we believe that, in future filings, your discussion should address, with quantification where appropriate and necessary, the specific factors that led to the material changes in net sales, cost of sales, corporate expense, operating expense, and operating cash flows in greater detail. We do not believe that as currently presented, your discussion is sufficient to address the underlying reasons that contributed to the variations. Please be advised that this section should not simply textually reiterate what is contained in the financial statements. Refer to Item 303 of Regulation S-B as well as the Interpretive Guidance released in December 2003 on Management`s Discussion and Analysis (Release 33-8350) available at www.sec.gov.

11.  We note you no longer disclose that there is substantial doubt
about your ability to continue as a going concern, as you had disclosed in the Form 10-Q for the period ended September 30, 2005, as well as in the Form 10-KSB for the year ended June 30, 2005. Given that your retained deficit has continued to increase to $38.7 million at December 31, 2005 and given your history of operating losses, net losses, and negative cash flows from operating activities, please tell us and disclose, in future filings, the factors you considered in determining that you no longer have substantial doubt about your ability to continue as a going concern.
As part of this discussion, please disclose:
* the principal conditions and events that initially caused your auditors to believe there was substantial doubt to continue as a going concern;
* the possible effects of such conditions and events, and any mitigating factors, including management`s plans;
* a discussion of prospective information regarding your needs for capital;
* an evaluation of the amounts and certainty of cash flows;
* whether you have sufficient resources to meet short-term and long-term cash requirements, and the basis for your views.

Item 4. Controls and Procedures, page 17

12.  	In your Form 10-Q for the quarters ended September 30,
2005
and December 31, 2005, we note your disclosure that your chief executive officer and chief financial officer concluded that the Company`s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in the Company`s periodic SEC filings. Please revise, in future filings, your conclusion regarding the effectiveness of disclosure controls and procedures to cover the full definition in Exchange Act Rules 13a-15(e) and 15d-15(e). Specifically, please clarify, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms.

Part II - Other Information, page 17

Item 1. Legal Proceedings, page 17

13. We note your disclosure regarding the petition for cancellation against Richard A. Steinke, your Chairman, President and Chief Executive Officer, in connection with the use of the Amerityre trademark. Please tell us and disclose in future filings within management`s discussion and analysis, the nature of the petition and any implications, financial and otherwise, it may have on you. Discuss the effect that costs associated with this petition will have on your operating results, financial position, or liquidity. If you conclude that the expected effects of the petition are immaterial for disclosure, please provide us with your quantitative and qualitative considerations of materiality pursuant to SAB 99.

14. Please tell us and disclose, in future filings, the terms of the settlement and release agreement in the case against Prototype Engineering, Inc. In particular, please tell us and disclose, in future filings, any income or losses recognized in your financial statements, as part of this settlement.








*    *    *    *

      Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

       To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jenn Do, Staff Accountant, at (202) 551-
3743,
or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,



								Nili Shah
								Branch Chief
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Mr. Anders A. Suarez
Amerityre Corporation
March 16, 2006
Page 6



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE